Exhibit 99.1

Sierra Metals Reports Q2-2020 Financial Results at Its Sociedad Minera Corona Subsidiary in Peru

Consolidated Financial Results to Be Released on August 13, 2020

TORONTO--(BUSINESS WIRE)--July 31, 2020--Sierra Metals Inc. (TSX:SMT) (BVL:SMT) (NYSE AMERICAN:SMTS) ("Sierra Metals" or "the Company") announces the filing of Sociedad Minera Corona S.A.’s (“Corona”) unaudited Financial Statements and the Management Discussion and Analysis (“MD&A”) for the second quarter of 2020 (“Q2 2020”).

The Company holds an 81.8% interest in Corona. All amounts are presented in US dollars unless otherwise stated, and have not been adjusted for the 18.2% non-controlling interest.

Corona’s Highlights for the Three Months Ended June 30, 2020

  Revenues of US$23.4 million vs. US$34.0 million in Q2 2019
  Adjusted EBITDA of US$7.8 million vs. US$11.9 million in Q2 2019
  Total tonnes processed of 202,534 vs. 254,165 in Q2 2019
  Net production revenue per tonne of ore milled decreased by 19% to US$106.53
  Cash cost per tonne processed decreased by 22% to US$44.27
  Cash cost per copper equivalent payable pound decreased by 22% to US$0.91; Cash cost per zinc equivalent payable pound decreased by 32% to US$0.34
  All in sustaining cost (“AISC”) per copper equivalent payable pound decreased by 9% to US$1.80; AISC per zinc equivalent payable pound decreased by 22% to US$0.67
  Copper equivalent production of 14.4 million pounds vs. 16.8 million pounds in Q2 2019
  Zinc equivalent production of 38.7 million pounds vs. 38.4 million pounds in Q2 2019
  $33.1 million of cash and cash equivalents as at June 30, 2020
  $66.1 million of working capital as at June 30, 2020

The Yauricocha Mine processed 202,534 tonnes during Q2 2020, which was a 20% decrease from Q2 2019, resulting from the government-imposed state of emergency, which remained in force until June 4, 2020. Higher head grades and higher gold and silver recoveries partially offset the impact of decreased throughput during Q2 2020, resulting in a 15% decrease in copper equivalent metal production compared to Q2 2019. The higher grades realized during Q2 2020 was the result of increased production from the cuerpos chicos, that contained higher grades. Higher copper head grades resulted from a greater proportion of copper sulphides processed as compared to polymetallic ore. Gold and silver recoveries were boosted by the installation of the SK-240 cells and grade analyzers.

Luis Marchese, CEO of Sierra Metals commented, “The Yauricocha Mine had a good second quarter despite the negative implications of the COVID-19 related shutdowns. The Company was able to maintain essential activities while fully complying with the government protocols during the state of emergency. Throughout this period, we maintained a high level of productivity with a reduced workforce, and we reviewed our processes at the mine, with a target of improving efficiencies. As we ramp-up production at the mine we remain cognizant that COVID-19 cases remain high in Peru. As such, we continue to adhere to strict health protocols to protect our employees, and the communities in which we operate to avoid any further work stoppages.”

He continued, “looking ahead to the second half of the year, due to our operating flexibility we have the potential to recover some of the lost production experienced during the shutdowns. When coupled with higher copper and precious metal prices, we are optimistic we will see a stronger second half for 2020. Furthermore, we will be seeking the required permits to increase throughput at the mine to 3,600 tonnes per day. Yauricocha remains a strong revenue contributor to the Company and we look forward to stronger performance in the latter part of this year.”

The following table displays selected unaudited financial information for the three months and six months (6M 2020) ended June 30, 2020:

(In thousands of US dollars, except cash cost and revenue	Three Months Ended			Six Months Ended
per tonne metrics)	June 30, 2020	June 30, 2019	Var %	June 30, 2020	June 30, 2019	Var %

Revenue	$23,405	33,987	-31%	57,123	69,325	-18%
Adjusted EBITDA (1)	7,805	11,908	-34%	17,583	25,640	-31%
Cash Flow from operations	7,263	11,932	-39%	17,319	25,104	-31%
Gross profit	8,562	13,213	-35%	17,530	27,700	-37%
Income Tax Expense	(2,939)	(3,136)	-6%	(7,709)	(6,156)	25%
Net Income	1,849	6,455	-71%	3,909	14,446	-73%

Net production revenue per tonne of ore milled (2)	106.53	132.13	-19%	113.36	139.61	-19%
Cash cost per tonne of ore milled (2)	44.27	66.01	-33%	59.44	69.66	-15%

Cash cost per copper equivalent payable pound (2)	0.91	1.16	-21%	1.06	1.21	-12%
All-In Sustaining Cost per copper equivalent payable pound (2)	1.80	1.98	-9%	2.05	1.98	4%
Cash cost per zinc equivalent payable pound (2)	0.34	0.50	-33%	0.39	0.52	-26%
All-In Sustaining Cost per zinc equivalent payable pound (2)	$0.67	0.86	-23%	0.76	0.86	-10%

(In thousands of US dollars, unless otherwise stated)	June 30, 2020	December 31, 2019

Cash and cash equivalents	$33,050	35,004
Assets	198,974	200,474
Liabilities	40,625	46,034
Equity	158,349	154,440

[1] Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, foreign exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company’s MD&A.

[2] Net production revenue per tonne of ore milled, cash cost per tonne of ore milled, cash cost per copper/zinc equivalent pound sold and All-In Sustaining Cost (“AISC”) per copper/zinc equivalent pound are non-IFRS performance measures; see non-IFRS Performance Measures section of the Company’s MD&A. AISC includes cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation, and other non-cash provisions.

Corona’s Financial Highlights for the Three and Six Months Ended June 30, 2020

  Revenues from metals payable were $23.4 million for Q2 2020 compared to $34.0 million in Q2 2019. The decrease in revenues for Q2 2020 compared to the same period in 2019 was largely due to a 20% decrease in tonnes processed due to the state of emergency imposed by the Peruvian Government since March 17, 2020, and also due to the decrease in metal prices as compared to Q2 2019. Metal production and sales declined during Q2 2020 resulting in 15% lower copper equivalent pounds sold as compared to Q2 2019. Average realized prices for copper, zinc and lead dropped 13%, 26% and 11% respectively, while silver and gold prices were 11% and 30% higher as compared to the average realized prices in Q2 2019.
  Cash cost per copper equivalent pound sold at the Yauricocha Mine of $0.91 for Q2 2020 compared to $1.16 for Q2 2019 and $1.06 for 6M 2020 compared to $1.21 for 6M 2019. All-in sustaining cost (“AISC”) per copper equivalent pound sold of $1.80 for Q2 2020 compared to $1.98 for Q2 2019 and $2.05 for 6M 2020 compared to $1.98 for 6M 2019. The decrease in the AISC per copper equivalent payable pound for Q2 2020 compared to Q2 2019 was due to lower cash costs and lower sustaining costs, which were partially offset by increase in treatment and refining charges and lower number of equivalent copper pounds sold. The increase in the AISC per copper equivalent payable pound for 6M 2020 compared to 6M 2019 was largely due to the 71% increase in treatment and refining charges.
  Cash cost per zinc equivalent pound sold at the Yauricocha Mine of $0.34 for Q2 2020 compared to $0.50 for Q2 2019 and $0.39 for 6M 2020 compared to $0.52 for 6M 2019. All-in sustaining cost (“AISC”) per zinc equivalent pound sold of $0.86 for Q2 2020 compared to $0.72 for Q2 2019 and $0.86 for 6M 2020 compared to $0.77 for 6M 2019. AISC per zinc equivalent payable pound for Q2 and 6M 2020 decreased compared to the same periods in 2019 as the increase in zinc equivalent payable pounds was partially offset by the increase in treatment and refining charges.
  Adjusted EBITDA of $7.8 million for Q2 2020 compared to $11.9 million for Q2 2019 and $17.6 million for 6M 2020 compared to $25.6 million for 6M 2019. The decrease in Adjusted EBITDA was due to lower revenues resulting from lower metal prices. Q2 2020 revenues were also impacted by lower metal sales resulting from lower throughput.
  Operating cash flows before movements in working capital of $7.3 million for Q2 2020, compared to US$11.9 million for Q2 2019 and $17.3 million for 6M 2020 compared to $25.1 million for 6M 2019. The decrease in operating cash flows before movements in working capital was primarily due to the decrease in revenues, discussed previously.
  Cash and cash equivalents of $33.1 million as at June 30, 2020, compared to $35.0 million as at December 31, 2019. The decrease in cash and cash equivalents resulted from capital expenditures of $9.7 million and related party repayment of $1.0 million which was partially offset by operating cash flows of $8.8 million.
  Net income of $1.8 million, or $0.05 per share for Q2 2020 compared to net income of $6.5 million, or $0.18 per share for Q2 2019. Net income of $3.9 million, or $0.11 per share for 6M 2020 compared to net income of $14.4 million, or $0.40 per share for 6M 2019.

Corona’s Operational Highlights for the Three and Six Months Ended June 30, 2020:

The following table displays the production results for the three and six months ended June 30, 2020:

	Three Months Ended			Six Months Ended
Yauricocha Production	Q2 2020	Q2 2019	% Var.	Q2 2020	Q2 2019	% Var.

Tonnes processed	202,534	254,165	-20%	487,759	487,980	0%
Daily throughput	2,315	2,905	-20%	2,787	2,788	0%
Silver grade (g/t)	66.37	63.13	5%	66.07	63.31	4%
Copper grade	1.21%	1.04%	16%	1.17%	1.02%	14%
Lead grade	1.63%	1.57%	4%	1.59%	1.51%	5%
Zinc grade	3.48%	3.36%	4%	3.74%	3.46%	8%
Gold Grade (g/t)	0.62	0.60	3%	0.66	0.58	14%

Silver recovery	82.82%	77.82%	6%	82.82%	77.54%	7%
Copper recovery	77.19%	78.04%	-1%	77.19%	76.52%	1%
Lead recovery	88.08%	89.96%	-2%	88.08%	89.15%	-1%
Zinc recovery	88.32%	88.08%	0%	88.32%	88.78%	-1%
Gold Recovery	21.18%	16.47%	29%	21.18%	17.21%	23%
Silver production (000 oz)	358	401	-11%	853	770	11%
Copper production (000 lb)	4,164	4,536	-8%	9,548	8,399	14%
Lead production (000 lb)	6,406	7,911	-19%	15,014	14,516	3%
Zinc production (000 lb)	13,741	16,593	-17%	35,387	33,014	7%
Gold Production (oz)	850	809	5%	2,104	1,562	35%
Copper equivalent pounds (000's)(1)	14,354	16,811	-15%	34,549	32,283	7%
Zinc equivalent pounds (000's)(1)	38,723	38,394	1%	93,404	74,365	26%
(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2020 were calculated using the following realized prices: $16.59/oz Ag, $2.40/lb Cu, $0.89/lb Zn, $0.76/lb Pb, $1,722/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $1.20/lb Zn, $0.85/lb Pb, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2020 were calculated using the following realized prices: $16.58/oz Ag, $2.46/lb Cu, $0.91/lb Zn, $0.78/lb Pb, $1,654/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $/1.22lb Zn, $0.90/lb Pb, $1,314/oz Au.

Qualified Persons

All technical production data contained in this news release has been reviewed and approved by:

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
V.P., Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1 (416) 366-7777

Luis Marchese
CEO
Sierra Metals Inc.
+1(416) 366-7777